                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            TITAN EXPLORATION, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   888289105
--------------------------------------------------------------------------------
                                (CUSIP Number)

                           Dennis P. R. Codon, Esq.
            Vice President, Chief Legal Officer and General Counsel
                              UNOCAL CORPORATION
                       2141 Rosecrans Avenue, Suite 4000
                         El Segundo, California 90245
                                (310) 726-7600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 13, 1999
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                       (Continued on following page(s))
                               Page 1 of 6 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Unocal Corporation., I.R.S. No.: 95-3825062

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------

NUMBER OF           7       SOLE VOTING POWER
SHARES                      -0-
BENEFICIALLY        -----------------------------------------------------------
OWNED               8       SHARED VOTING POWER
BY EACH                     4,389,690 shares of Common Stock
REPORTING           -----------------------------------------------------------
PERSON              9       SOLE DISPOSITIVE POWER
WITH:                       -0-
                    -----------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Same as 7 above.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9% of Titan Exploration Inc.'s outstanding Common Stock.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Union Oil Company of California, I.R.S. No.: 95-1315450

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------

NUMBER OF           7       SOLE VOTING POWER
SHARES                      -0-
BENEFICIALLY        -----------------------------------------------------------
OWNED               8       SHARED VOTING POWER
BY EACH                     4,389,690 shares of Common Stock
REPORTING           -----------------------------------------------------------
PERSON              9       SOLE DISPOSITIVE POWER
WITH:                       -0-
                    -----------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Same as 7 above.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9% of Titan Exploration Inc.'s outstanding Common Stock.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                               Page 3 of 6 Pages

Item 1.  Security and Issuer:
-------  -------------------

     This statement relates to the Common Stock, par value $0.01 per share (the "Company Common Stock"), of Titan Exploration, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 500 West Texas, Suite 500, Midland, Texas 79701. This statement is being filed because Union Oil Company of California, a wholly-owned subsidiary of Unocal Corporation, has entered into a Voting Agreement dated December 13, 1999 (the "Voting Agreement") with respect to certain shares of Company Common Stock in connection with the Merger (as defined below).

Item 2.  Identity and Background:
-------  -----------------------

     This statement is being filed jointly by Unocal Corporation, a Delaware corporation ("Unocal"), and Union Oil Company of California, a California corporation ("Union Oil"). Unocal conducts substantially all of its operations through Union Oil and subsidiaries of Union Oil. Unocal is one of the world's largest independent oil and gas exploration and production companies, with major oil and gas exploration and production activities in Asia and the United States Gulf of Mexico. Unocal is also a leading producer of geothermal energy; a provider of electrical power; and a manufacturer and marketer of nitrogen-based fertilizers, petroleum coke, graphites and specialty minerals. Other activities include project development, ownership in proprietary and common carrier pipelines and the marketing and trading of hydrocarbon commodities.

     Unocal's and Union Oil's principal executive offices are located at 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245 and their telephone number at that address is (310) 726-7600. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Unocal and Union Oil. The filing of this statement on Schedule 13D shall not be construed as an admission that Unocal, Union Oil or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     During the past five years, Union Oil has been convicted of a number of misdemeanor criminal violations. These cases usually involved minor violations of state or local environmental laws. However, two of these misdemeanor convictions were significant. In 1994, Union Oil plead no contest to a number of misdemeanor violations of California statutes which prohibit the discharge of petroleum into the environment. The case was filed in Municipal Court for the County of San Luis Obispo, California. Fines and civil penalties in excess of $1,000,000 were paid to resolve the violations. On July 19, 1995, Union Oil plead no contest to a number of misdemeanor violations of California state laws which prohibit the unlawful discharge of airborne contaminants into the environment. The case was filed in Municipal Court for the County of Contra Costa, California. A fine of $951,000 was paid to resolve the violations. In addition, civil penalties in the amount of $2,050,000 were paid in a companion civil case.

     Except as provided above, during the past five years, neither Unocal nor Union Oil nor any of the persons referred to in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the best knowledge of each of Unocal and Union Oil, neither Union Oil nor Unocal nor any of the persons referred to in Schedule I has been the subject of a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

                               Page 3 of 6 Pages

     All persons named in Schedule I are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration:
-------  -------------------------------------------------

     On December 13, 1999, Union Oil and Jack D. Hightower, Chief Executive Officer and President of the Company ("Hightower") entered into the Voting Agreement simultaneously with the execution by Union Oil, the Company, Titan Resources Holdings, Inc., a wholly-owned subsidiary of Union Oil (renamed Pure Energy Resources, Inc. and referred to herein as "Pure"), and TRH, Inc., a wholly-owned subsidiary of Pure ("Merger Sub") of an Agreement and Plan of Merger (the "Merger Agreement") providing for the Merger of Merger Sub with and into the Company, as more fully described in Item 4. Hightower entered into the Voting Agreement in order to induce Union Oil to enter into the Merger Agreement and related agreements, and no separate consideration in cash or property was paid by Union Oil to Hightower in consideration of the Voting Agreement.

Item 4.  Purpose of Transaction:
-------  ----------------------

     This filing refers to a Voting Agreement dated December 13, 1999 (the "Voting Agreement") between Union Oil and Hightower, pursuant to which, among other things, Hightower has agreed, subject to certain exceptions, to vote the 4,389,690 shares of Company Common Stock of which he is the record owner in favor of the Merger (as defined below) at a meeting of stockholders of the Company (the "Special Meeting") that will be called for the purpose of voting on the Merger and related matters and to vote all of such shares of Company Common Stock against any proposed business combination that may interfere with or be inconsistent with the Merger. In addition, Hightower has agreed that he will not sell, transfer or otherwise dispose of any of the shares of Company Common Stock covered by the Voting Agreement to any person prior to the termination of the Merger Agreement, unless such person agrees in writing to be bound by the terms of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the Voting Agreement included as Exhibit A to this Schedule 13D and incorporated herein in its entirety by reference.

     The Merger Agreement provides that, on the Closing Date immediately following the Closing (as such terms are defined in the Merger Agreement), Merger Sub will merge with and into the Company, and the Company will become a wholly owned subsidiary of Pure (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into the Company with the Company remaining as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Pure. Following the Merger, the directors and officers of the Surviving Corporation will be the persons listed in Schedule 1.6 of the Merger Agreement, which has been filed as Exhibit B to this Schedule 13D. As a result of the Merger, each outstanding share of the Company Common Stock, other than shares owned by the Company or any wholly owned subsidiary of the Company, will be converted into the right to receive .4302314 of a share (the "Exchange Ratio") of Common Stock, par value $0.01 per share, of Pure ("Pure Common Stock"). At the effective time of the Merger, each outstanding option to purchase Company Common Stock under the Company's stock option plans (each a "Company Common Stock Option") will be assumed by Pure (each an "Assumed Option") and will become an option to purchase that number of shares of Pure Common Stock equal (subject to rounding) to the number of shares of Company Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent.

                               Page 4 of 6 Pages

     On the Closing Date Union Oil will transfer to Pure substantially all of its oil and gas exploration and production assets in the Permian Basin and San Juan Basin areas of Texas, New Mexico and Colorado in return for Pure Common Stock. Upon consummation of the Merger immediately following the Closing, Union Oil will own 32,709,067 shares of Pure Common Stock, representing approximately 65% of the outstanding Pure Common Stock, and the former stockholders of the Company will own the remaining shares representing approximately 35% of the outstanding Pure Common Stock.

     Simultaneously with the execution of the Merger Agreement, Union Oil, Pure and the Company entered into a Business Opportunities Agreement pursuant to which, among other things, Pure and the Company agreed that, following the Merger, Pure and its subsidiaries will not, without the consent of Union Oil, engage in any businesses other than the oil and gas exploration and production business and will not pursue any business opportunity that involves any direct or indirect ownership interest in properties located outside designated areas of Arkansas, Colorado, Kansas, New Mexico, Oklahoma and onshore Texas, including the Permian Basin and San Juan Basin. Pursuant to the Merger Agreement, the Company agreed that it will not take any action prior to the Closing that would be prohibited by the Business Opportunities Agreement following the Closing.

     The foregoing summaries of the Merger Agreement and the Business Opportunities Agreement are qualified in their entirety by reference to copies of the Merger Agreement and the Business Opportunities Agreement included as Exhibits C and D to this Schedule 13D and incorporated herein in their entirety by reference.

Item 5.  Interest in Securities of the Issuer:
-------  ------------------------------------

     Pursuant to the Merger Agreement, the Company represented to Union Oil that as of December 13, 1999, there were 40,189,843 outstanding shares of Company Common Stock. As a result of executing the Voting Agreement, Unocal and Union Oil may be deemed to beneficially own and have shared voting power with respect to the 4,389,690 shares of Company Common Stock covered thereby, which, based on such representation, constitutes approximately 10.9% of the total issued and outstanding shares of Company Common Stock as of December 13, 1999.

     Other than the transactions described herein, none of Unocal, Union Oil or to the knowledge of Unocal or Union Oil, any person listed on Schedule I has effected any transactions in shares of Company Common Stock during the preceding sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
-------  ---------------------------------------------------------------------
          to Securities of the Issuer:
          ---------------------------

     Other than the foregoing, the Merger Agreement, the Voting Agreement and the Business Opportunities Agreement, to the best knowledge of Unocal and Union Oil, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits:
-------  --------------------------------

          Exhibit 2.1: Voting Agreement between Union Oil and Jack D. Hightower dated December 13, 1999.

                               Page 5 of 6 Pages

          Exhibit 2.2: Directors and Officers of the Surviving Corporation following the Merger (Schedule 1.6 to Agreement and Plan of Merger).

          Exhibit 2.3: Agreement and Plan of Merger among Union Oil, the Company, Pure, and Merger Sub dated December 13, 1999 (with exhibits and schedules omitted).

          Exhibit 2.4: Business Opportunities Agreement among Union Oil, the Company, Merger Sub and Pure dated December 13, 1999.

          Exhibit 99.1: Joint Filing Agreement.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 1999            UNOCAL CORPORATION


                                    By: /s/Joseph A. Householder
                                       -----------------------------------
                                      Name:   Joseph A. Householder
                                      Title:  Vice President, Corporate
                                              Development, and Assistant
                                              Chief Financial Officer


                                    UNION OIL COMPANY OF CALIFORNIA


                                    By: /s/ Joseph A. Householder
                                       -----------------------------------
                                      Name:   Joseph A. Householder
                                      Title:  Vice President, Corporate
                                              Development, and Assistant
                                              Chief Financial Officer

                               Page 6 of 6 Pages

                                                                      Schedule I

                       DIRECTORS AND EXECUTIVE OFFICERS
                              UNOCAL CORPORATION

Name and Business Address*          Citizenship        Position and Occupation
Roger C. Beach                      U.S.A.             Director, Chairman of the Board of Directors
                                                       and Chief Executive Officer, Unocal
                                                       Corporation

John F. Imle, Jr.                   U.S.A.             Director, Vice Chairman of the Board of
                                                       Directors, Unocal Corporation

John W. Amerman                     U.S.A.             Director, Unocal Corporation, Former Chairman
2101 Rosecrans Ave., Suite 6280                        of the Board and Chief Executive Officer,
El Segundo, CA 90245                                   Mattel, Inc.

John W. Creighton, Jr.              U.S.A.             Director, Unocal Corporation, Former
Madrona Investment Group                               President and Chief Executive Officer,
1000 Second Avenue, Suite 3700                         Weyerhaeuser Company
Seattle, WA 98104

James W. Crownover                  U.S.A.             Director, Unocal Corporation, Former
C/O McKinsey & Company, Inc.                           Director, McKinsey & Company, Inc.
909 Fannin, Suite 3675
Houston, Texas 77010

Frank C. Herringer                  U.S.A.             Director, Unocal Corporation, Chairman and
Transamerica Corporation                               Chief Executive Officer, Transamerica
600 Montgomery Street                                  Corporation
San Francisco, CA 94111

Donald B. Rice                      U.S.A.             Director, Unocal Corporation, President and
UroGenesys, Inc.                                       Chief Executive Officer, UroGenesys, Inc.
1701 Colorado Avenue
Santa Monica, CA 90404

Kevin W. Sharer                     U.S.A.             Director, Unocal Corporation, President and
Amgen Inc.                                             Chief Operating Officer, Amgen Inc.
One Amgen Center
Thousand Oaks, CA 91320-1789

Marina v.N. Whitman                 U.S.A.             Director, Unocal Corporation, Professor of
Institute of Public Policy Studies                     Business Administration and Public Policy,
University of Michigan                                 University of Michigan
411 Lorch Hall
Ann Arbor, MI 48109-1220

Joe D. Cecil                        U.S.A.             Vice President and Comptroller, Unocal
                                                       Corporation

Dennis P.R. Codon                   U.S.A.             Vice President, Chief Legal Officer and
                                                       General Counsel, Unocal Corporation

Joseph A. Householder               U.S.A.             Vice President, Corporate Development, and
                                                       Assistant Chief Financial Officer, Unocal
                                                       Corporation

Timothy H. Ling                     U.S.A.             Executive Vice President, North American
                                                       Energy Operations, and Chief Financial
                                                       Officer, Unocal Corporation

L.E. (Ed) Scott                     U.S.A.             Group Vice President, Diversified Business
376 South Valencia Avenue                              Group, Unocal Corporation
Brea, CA 92823

Charles R. Williamson               U.S.A.             Executive Vice President, International
                                                       Energy Operations, Unocal Corporation

William T. Wilson                   U.S.A.             Vice President, Commodity Trading and Risk
14141 Southwest Freeway                                Management, Unocal Corporation
Sugar Land TX 77478

*Unless otherwise indicated, the business address of these individuals is c/o Unocal Corporation at the address shown on the cover of this Schedule 13D.

                       DIRECTORS AND EXECUTIVE OFFICERS
                        UNION OIL COMPANY OF CALIFORNIA

Name and Business Address*          Citizenship        Position and Occupation
Roger C. Beach                      U.S.A.             Director, Chairman of the Board of Directors
                                                       and Chief Executive Officer, Union Oil
                                                       Company of California

John F. Imle, Jr.                   U.S.A.             Director, Vice Chairman of the Board of
                                                       Directors, Union Oil Company of California

Timothy H. Ling                     U.S.A.             Director, Executive Vice President, North
                                                       American Energy Operations, and Chief
                                                       Financial Officer, Union Oil Company of
                                                       California

Charles R. Williamson               U.S.A.             Director, Executive Vice President,
                                                       International Energy Operations, Union Oil
                                                       Company of California

Joe D. Cecil                        U.S.A.             Vice President and Comptroller, Union Oil
                                                       Company of California

Dennis P.R. Codon                   U.S.A.             Vice President, Chief Legal Officer and
                                                       General Counsel, Union Oil Company of
                                                       California

Joseph A. Householder               U.S.A.             Vice President, Corporate Development, and
                                                       Assistant Chief Financial Officer, Union Oil
                                                       Company of California

L.E. (Ed) Scott                     U.S.A.             Group Vice President, Diversified Business
376 South Valencia Avenue                              Group, Union Oil Company of California
Brea, CA 92833

William T. Wilson                   U.S.A.             Vice President, Commodity Trading and Risk
14141 Southwest Freeway                                Management, Union Oil Company of California
Sugar Land TX 77478

*Unless otherwise indicated, the business address of these individuals is c/o Unocal Corporation at the address shown on the cover of this Schedule 13D.